

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 11, 2017

Frank Zhigang Zhao
Chief Financial Officer
JMU Limited
North Guoquan Road 1688 Long
No. 75, Building A8, 6F
Yangpu District, Shanghai, People's Republic of China

> **Re: JMU Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed May 26, 2017**
> **File No. 001-36896**

Dear Mr. Zhao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: <u>Via E-mail</u>
Will H. Cai
Skadden, Arps, Slate, Meagher & Flom LLP